SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02033186

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 2, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on May 2, 2002

ING GROUP

PRESS RELEASE

Amsterdam, 2 May 2002

ING Group announces net book profit resulting from Australian joint venture

On 10 April 2002, ING announced the formation of a joint venture with ANZ for funds management and life insurance in Australia and New Zealand. The joint venture, known as ING Australia Limited, commenced operations on 1 May 2002. ING Australia Limited is owned 51% by ING Group and 49% by ANZ.

As announced, the deal created a business valued at EUR 2.2 billion, with ING contributing businesses valued at EUR 1.7 billion and ANZ contributing businesses valued at EUR 0.5 billion. ANZ has made a capital contribution of EUR 0.6 billion, distributed to ING, reflecting the relative value of the businesses contributed to the joint venture.

The creation of the joint venture results in a net book profit for ING Group of approximately EUR 0.5 billion which will be accounted for as non-operational, non-distributable profit in the second quarter of 2002. The amount will be used for the funding of some recently announced add-on acquisitions.

Press enquiries:

Joyce Hulst, ING Group Corporate Communications, +31 20 541 5469

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________

D.C. van Wassenaer
General Counsel Corporate and Legal Compliance Department

Dated: May 2, 2002